 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________
FORM 15

Certification and Notice of Termination of Registration
under 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty
to File Reports Under Sections 13 and 15(d) of the
Securities Exchange Act of 1934.

333-145532-01
(Commission File No. of Issuing Entity)

CITICORP MORTGAGE SECURITIES TRUST, SERIES 2007-9
(Exact name of issuing entity as specified in its charter)

CITICORP MORTGAGE SECURITIES, INC.
(Exact name of depositor as specified in its charter)

CITIMORTGAGE, INC.
(Exact name of sponsor as specified in its charter)
REMIC Pass-Through Certificates, Series 2007-9
(Title of each class of securities covered by this Form)

Not Applicable
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
1000 Technology Drive O'Fallon, Missouri 63368 (636) 261-1313
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(i)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[x]

Approximate number of holders of record as of the certification or notice date: 3

Pursuant to the requirements of the Securities Exchange Act of 1934, the depositor has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: January 29, 2008	CITICORP MORTGAGE SECURITIES, INC. (Depositor) By: /s/ Michael J. Tarpley ----------------------------- Michael J. Tarpley Assistant Secretary